SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	1-4146-1
CUSIP NUMBER

|  |   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |X|   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: April 30, 2007

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Navistar Financial Corporation N/A 425 North Martingale Road Schaumburg, IL 60173

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     Navistar Financial Corporation (the Corporation) is unable to timely file its Quarterly Report on Form 10-Q for the period ended April 30, 2007 because of its ongoing review of a number of accounting matters relating to its financial statements that are to be filed in its annual report on Form 10-K for the fiscal year ended October 31, 2005, which report has yet to be filed. As a result of this ongoing review, the Corporation was unable to timely file its Report for the period ended April 30, 2007 with the Commission by the June 14, 2007 deadline and does not anticipate being able to file such report within the five-day grace period by Rule 12b-25(b). The Corporation expects to file its Quarterly Report for the period ended April 30, 2007 as soon as practicable following the resolution of the foregoing matters and the filing of the Corporation's Annual Report on Form 10-K for the fiscal year ended October 31, 2005, its Quarterly Reports on Form 10-Q for the periods ended January 31, 2006, April 30, 2006 and July 31, 2006 and its Annual Report on Form 10-K for the fiscal year ended October 31, 2006, and its Quarterly Report on Form 10-Q for the period ended January 31, 2007.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

John V. Mulvaney, Sr.	(630)	753-4094

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|  |   Yes   |X|   No
If the answer is no, identify report(s)

      The Corporation has not filed its Corporation's Annual Report on Form 10-K for the fiscal year ended October 31, 2005, its Quarterly Reports on Form 10-Q for the periods ended January 31, 2006, April 30, 2006 and July 31, 2006, its Annual Report on Form 10-K for the fiscal year ended October 31, 2006, nor its Quarterly Report on Form 10-Q for the period ended January 31, 2007.

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On January 31, 2006, the Corporation filed the 12b-25 announcing that it was delaying the filing of its Annual Report on Form 10-K for the period ended October 31, 2005 because its parent Navistar International Corporation ("Navistar") was reviewing several complex accounting items.

      On April 12, 2006, the Corporation filed Current Report on the Form 8-K announcing that its audit committee designated KPMG LLP as the company's new registered public accounting firm replacing Deloitte & Touche LLP whose engagement with the company was terminated by the audit committee.

      On November 9, 2006, the Corporation filed Current Report on Form 8-K announcing that it will restate its financial results for the fiscal years 2002 through 2004 and for the first nine months of fiscal 2005. The Corporation further announced that the need for a restatement has been identified in the ongoing review of accounting matters and that the Corporation has identified items requiring restatement which include accounting for securitization of certain assets as sales in accordance with SFAS No. 140. The review process by the Corporation and Navistar continues and could result in the identification of additional matters requiring correction or revision in the Corporation's restated financial statements. Given the number of items under review by Navistar and the possibility that additional accounting corrections will be identified, the Corporation is unable to reasonably estimate the impact of the restatement. For additional information on this matter, please refer to the Current Report of Form 8-K dated and filed with the Commission on November 9, 2006 which is hereby incorporated herein by reference.

Navistar Financial Corporation
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 11, 2007	By:	/s/ JOHN V. MULVANEY, SR. JOHN V. MULVANEY, SR. V.P., CFO and Treasurer (Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).